
RECD S.E.C.
JUL 1 6 2002
1086


02043026

FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2002

GRUPO FINANCIERO GALICIA S.A.
Galicia Financial Group S.A.
(Translation of registrant's name into English)

Tte. Gral. Juan D. Perón 456
(1038) Buenos Aires, Argentina
(Address of principal executive offices)

FORM 6-K/A

This Form 6-K/A amends the Form 6-K filed on July 15, 2002. In that Form 6-K, the conformed copies were inadvertently dated July 15, 2000. This filing amends the original filing by dating all copies of the Form 6-K/A consistently.

Commission File No. 0-30852

Month Filed	Event and Summary	Document
July 2002	Press release, dated July 11, 2002, regarding the Registrant's receipt of a Nasdaq Staff Determination that, subject to the Registrant's right to appeal the Staff Determination, the Registrant will be delisted from Nasdaq due to its failure to provide a signed audit opinion and a U.S. GAAP reconciliation of its financial statements for the fiscal year ended December 31, 2001, in its annual report filed with the Securities and Exchange Commission on Form 20-F.	1

GRUPO FINANCIERO GALICIA

FOR IMMEDIATE RELEASE

For more information contact:

Peter Richards
SVP, Investor Relations
Phone 011-5411-4329-6427
Fax 011-5411-4329-6429

GRUPO FINANCIERO GALICIA S.A. RECEIVES DELISTING NOTICE FROM NASDAQ

(Buenos Aires, Argentina, July 11, 2002) – Grupo Financiero Galicia S.A. ("Grupo Galicia") (Buenos Aires Stock Exchange / NASDAQ: GGAL) today announced that it received a Nasdaq Staff Determination on July 9, 2002 indicating that Grupo Galicia's American Depositary Shares will be delisted from The Nasdaq National Market, effective July 17, 2002 (except as described below) as a result of Grupo Galicia's failure to provide both a signed audit opinion and a U.S. GAAP reconciliation of its financial statements in its annual report filed with the Securities and Exchange Commission on Form 20-F for its fiscal year ended December 31, 2001.

The absence of an audit opinion for Grupo Galicia's financial statements for the fiscal year ended December 31, 2001 and the absence of a U.S. GAAP reconciliation of such financial statements is the result of uncertainty resulting from the current economic, political and legal crisis in Argentina and not the result of factors attributable to Grupo Galicia. This uncertainty has made it impossible to obtain adequate and verifiable data necessary to value the assets and liabilities of Grupo Galicia, and to complete the calculations necessary to present such information and to provide an audit opinion.

As per the Nasdaq Marketplace Rules, Grupo Galicia has the right to request a hearing before a Nasdaq Listing Qualifications Panel to review the Nasdaq Staff Determination to delist Grupo Galicia's American Depositary Shares. Following such request, the delisting process will be automatically postponed until the Listing Qualifications Panel reaches a decision as to whether such delisting process should continue or be terminated. The deadline for such a request is 4:00 p.m. Eastern Time on July 16, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: July 16, 2002

By: 
Name: Federico Braun
Title: Vice Chairman